

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2008

Robert W. Kuhn
Executive Vice President and Chief Financial Officer
AptarGroup, Inc.
475 Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014

   Re: **AptarGroup, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Form 14A Filed March 21, 2008
       File No. 1-11846

Dear Mr. Kunh:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

           Sincerely,

           John Cash
           Accounting Branch Chief